UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

PUBLIC OFFERING OF PREFERRED SHARES OF BANCOLOMBIA S.A.
Medellín, Colombia, July 25, 2007
BANCOLOMBIA S.A. (“Bancolombia”)(NYSE: CIB) announces the conclusion on July 24, 2007 of its public offering of preferred shares. The preferred shares were initially offered to the shareholders of Bancolombia in a preemptive rights offering conducted in Colombia, and subsequently offered exclusively outside of Colombia in the form of American Depositary Shares (“ADSs”).
Of the total 60 million preferred shares that were offered, 21,307,238 preferred shares were subscribed in the local preemptive rights offering, at a price of Ps 15,205 per share, for an aggregate amount of approximately Ps 323,976 million (US$165.7 million).
In the public offering outside of Colombia, 8,411,470 ADSs, representing 33,645,880 preferred shares, were sold, at a price of US$33.25 per ADS. The underwriters also exercised the option granted by Bancolombia to purchase up to an additional 1,261,720 ADSs, representing 5,046,880 preferred shares, to cover over-allotments. The net proceeds received by Bancolombia for the sale of ADSs amounted to approximately US$314.4 million.
As a result of the issuance of a total of 59,999,998 preferred shares, sold for an aggregate amount of approximately Ps 927,612 millon (US$480 million), the subscribed and paid in equity of Bancolombia amounts to approximately Ps 393,914 million.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: July 25, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.

Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance